JET CHEER INVESTMENTS LTD.
Akara Building
24 De Castro Street
Wickhams Cay 1
Road Town
Tortola, British Virgin Islands

August 24, 2010

Jeffrey P. Riedler
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:	Jet Cheer Investments Ltd.
Form 20-F
Filed June 22, 2010
File No. 000-54016

Dear Mr. Riedler:

We are today filing post-effective amendment No. 1 to the above captioned registration statement.  I am writing in response to your letter dated July 16, 2010.  The Staff’s comments are set forth and indented below, each followed by our response.

General

1.
Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing.  If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Response to Comment 1

We have noted your comment.

Risk Factors, page 2

2.
Disclosure contained elsewhere in the registration statement indicates that shareholders of the Company other than Mr. Nielsen, if any, will not be afforded the opportunity to vote on a business combination transaction whether it will be structured as an acquisition or a reverse merger.  Please provide a separate risk factor which clearly states that this is the case and explain why under British Virgin Islands law and the company’s governing instruments it will not be required to present these transactions for shareholder approval.

Response to Comment 2

We have set forth the suggested risk factor at page 3 of amendment No. 1.

Wei Guo, our President and sole director, will have conflicts of interest…page 2

3.
Please expand this risk factor to discuss, if applicable, any potential conflicts of interest arising from Mr. Nielsen’s ownership of the company and/or his ownership of two of the other blank check companies promoted by Mr. Guo.  Please revise the heading of the risk factor to also reference Mr. Nielsen.

Response to Comment 3

As suggested, we have revised the heading and the text of this risk factor to include discussion of Mr. Nielsen’s potential for conflicts of interest.

The Company may remain a shell company for an indefinite period of time, page 3

4.
Considering your current capital resources and the cost of fulfilling your public reporting company obligation, please expand your disclosure here to disclose how long you expect your current resources to fund operations if you are not able to enter into a business combination transaction or to obtain additional funding.

Response to Comment 4

As suggested, we have modified this risk factor on page 4 to address the risk of exhaustion of capital resources.

If we are deemed to be a foreign private investment company, page 4

5.	Please define the term “passive income.” Additionally, please state whether you will make annual determinations regarding your PFIC status and notify shareholders each year about your determinations.

Response to Comment 5

As suggested, we have modified this risk factor to include a definition of “passive income” and to set forth the Company’s policy regarding notification regarding PFIC status.

Form of Acquisition, page 6

6.	In light of your limited assets, please expand your disclosure here to explain how you intend to pay the significant costs you describe of entering into a business combination transaction.

Response to Comment 6

As suggested, we have described on pages 7 and 8 management’s plan for funding the costs of entering into a business combination transaction.

Current Blank Check Company Experience, page 11

7.
Please confirm that Mr. Nielsen does not have an interest in any other blank check companies beyond those listed here.  Alternatively, if he does have any such interests, please provide the same information you have provided for Mr. Nielsen’s participation in the two blank check companies promoted by Mr. Guo.

Response to Comment 7

We have confirmed with Mr. Nielsen that he does not have an interest in any blank check company other than the three identified in the present report.

Compensation, page 12

8.
Statements in your disclosure here such as, “…may desire to employ or retain one or a number of members of our management…” and, “…the offer of any post-transaction employment to members of our management…” imply that there is more than one member of management.  Because there is only one member of your management, please revise these statements to refer specifically to Mr. Guo.

Response to Comment 8

As suggested, we have revised the “Compensation” disclosure on page 13 to remove any implication that there is more than one current member of management.

Related Party Transactions, page 13

9.
We note your disclosure that, “Mr. Nielsen…committed to pay $50,000.”  Please tell us whether your company has entered into a written agreement with Mr. Nielsen regarding this commitment.  If he has entered into a written agreement, file the agreement as an exhibit and describe the material terms of the agreement in this section.  If he has not done so, please revise your disclosure to state that he has not entered into a written agreement regarding this commitment.

Response to Comment 9

We have modified this section at page 14 to disclose that there is no written agreement between the Company and Mr. Nielsen, and to discuss the legal status of his subscription for the Company’s shares.

ACKNOWLEDGEMENT

The undersigned, as Chief Executive Officer of Jet Cheer Investments Ltd., hereby acknowledges that:

-	Jet Cheer Investments Ltd. is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	Jet Cheer Investments Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wei Guo

Wei Guo
Chief Executive Officer